Exhibit 12.1

SS&C Technologies Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

(in thousands, except ratios)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

Income (loss) before income taxes	$60,842	$177,654	$145,187	$70,485	$73,939
Fixed charges per below	87,387	32,692	47,878	37,999	18,331

Income available for fixed charges	$148,229	$210,346	$193,065	$108,484	$92,270

Fixed Charges:
Interest expense(1)	$79,333	$27,177	$42,395	$32,918	$14,748
One third of rent expense(2)	8,054	5,515	5,483	5,081	3,583

Total fixed charges	$87,387	$32,692	$47,878	$37,999	$18,331

Ratio of earnings to fixed charges	1.7	6.4	4.0	2.9	5.0

(1)	Includes amortization of any debt fees and any debt discount. Excludes interest related to uncertain tax positions, which is recorded in our tax provision.
(2)	Portion of rentals deemed to be a reasonable approximation of the interest factor.